UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated May 4, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓      Form 40-F      _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



# Q1 2017

OPERATING RESULTS UPDATE
FOR THE QUARTER ENDED 31 MARCH 2017

**Westonaria 4 May 2017:** Sibanye Gold Limited ("Sibanye" and/or "the Group") (JSE: SGL & NYSE: SBGL) is pleased to provide an operating update for the quarter ended 31 March 2017. Detailed financial and operating results are provided on a six-monthly basis.

## OPERATING UPDATE

| UNITED STATES DOLLARS[1] | | | | | | SOUTH AFRICAN RAND | | |
|---|---|---|---|---|---|---|---|---|
| Mar 2016 | Dec 2016 | Mar 2017 | Unit | | Unit | Mar 2017 | Dec 2016 | Mar 2016 |
| | | | | KEY STATISTICS | | | | |
| | | | | **Gold Division** | | | | |
| 360.8 | 382.9 | **330.1** | 000'oz | Gold produced | kg | **10,266** | 11,908 | 11,221 |
| 1,182 | 1,212 | **1,215** | US$/oz | Average gold price | R/kg | **515,998** | 541,082 | 600,267 |
| 54 | 60 | **68** | US$/t | Operating cost | R/t | **896** | 833 | 845 |
| 160.3 | 166.2 | **73.2** | US$m | Operating profit | Rm | **967.0** | 2,304.1 | 2,530.6 |
| 38 | 36 | **18** | % | Operating margin | % | **18** | 36 | 38 |
| 895 | 957 | **1,163** | US$/oz | All-in sustaining cost | R/kg | **493,872** | 427,091 | 454,282 |
| | | | | **Platinum Division − attributable[2]** | | | | |
| - | 134.8 | **168.1** | 000'oz | Platinum produced | kg | **5,228** | 4,194 | - |
| - | 233.2 | **286.7** | 000'oz | 4E PGM[3] production | kg | **8,918** | 7,253 | - |
| - | 857 | **917** | US$/4Eoz | Average PGM basket price | R/4Eoz | **12,109** | 11,900 | - |
| - | 762 | **842** | US$/4Eoz | Operating cost | R/4Eoz | **11,128** | 10,571 | - |
| - | 8.1 | **18.4** | US$m | Operating profit | Rm | **242.9** | 114.4 | - |
| - | 8 | **8** | % | Operating margin | % | **8** | 8 | - |

[1]  Average exchange rates for the quarters ended 31 March 2017, 31 December 2016 and 31 March 2016 were R13.21/US$, R13.88/US$ and R15.79/US$, respectively.
[2]  The Platinum Division's performance is only provided for the quarters ended 31 March 2017 and 31 December 2016, as the Aquarius group was only acquired on 12 April 2016 and the Rustenburg operations on 1 November 2016.
[3]  Platinum Group Metals of which 4E represent platinum, palladium, rhodium and gold.

| STOCK DATA FOR THE THREE MONTHS ENDED 31 MARCH 2017 | | JSE LIMITED – (SGL) | |
|---|---|---|---|
| Number of shares in issue | | Price range per ordinary share | ZAR24.01 to ZAR31.15 |
| – at end 31 March 2017 | 929,004,342 | Average daily volume | 6,089,544 |
| – weighted average | 929,004,342 | NYSE – (SBGL); ONE ADR REPRESENTS FOUR ORDINARY SHARES | |
| Free Float | 80% | Price range per ADR | US$7.45 to US$9.40 |
| Bloomberg/Reuters | SGLS / SGLJ.J | Average daily volume | 2,127,679 |

# OVERVIEW AND UPDATE FOR THE QUARTER ENDED 31 MARCH 2017 COMPARED WITH THE QUARTER ENDED 31 MARCH 2016

> Sibanye is an independent mining group domiciled in South Africa, which owns and operates a portfolio of high-quality gold and platinum group metals (PGMs) operations and projects.

Due to significant appreciation in the ZAR/USD exchange rate during 2016, the average rand gold price of R515,998/kg for the March 2017 quarter was 14% lower than for the comparable period in 2016. The exchange rate appreciated by 16% from an average of R15.70/US$ for the March 2016 quarter, to R13.21/US$ for the March 2017 quarter. As a result, the average operating margin for the Gold Division declined from 38% to 18% with operating profit decreasing from R2,531 million for the March 2016 quarter to R967 million.

The positive momentum developed by the Platinum Division in 2016 has continued into 2017, with all of the operations performing strongly and the integration process proceeding well. In line with the progress made on the realisation of synergies it is therefore pleasing that the Platinum Division generated attributable operating profit of R243 million, with Mimosa contributing an additional R119 million to Earnings from Associates.

## SAFETY

Safety trends for the Group continued to improve, with all safety indicators better for the March 2017 quarter relative to the comparable quarter in 2016. The Fatal Injury Frequency Rate was 67% lower at 0.05 per million hours and the Serious Injury Frequency Rate was 27% lower at 3.7 per million hours. The improved safety performance follows the implementation of a revised safety strategy which has been rolled out in both the Gold and Platinum Divisions.

Regrettably two fatal accidents occurred in the Gold Division during the March 2017 quarter, both at the Beatrix Operation. Sibanye Management and Board extend their sincere condolences to the families and colleagues of Mr Sphampano Machenene and Mr Mxolisi Cekiso. Pleasingly, the Platinum Division recorded a fatality free March 2017 quarter.

## GOLD DIVISION

Gold production for the March 2017 quarter of 10,266kg (330,100oz), was 9% lower than for the comparable quarter in 2016. The 955kg (30,700oz) decrease was mainly due to the cessation of mining operations at the Cooke 4 shaft in September 2016, which previously contributed 409kg (13,100oz) in the March 2016 quarter. Lower underground volumes at Driefontein and Cooke were supplemented, where possible, by surface rock dump (SRD) material, albeit at lower grades. Gold in inventory at the end of December 2016 of 129kg (4,147oz) was sold during the March 2017 quarter, resulting in sales of 10,395kg (334,200oz).

Costs at the Gold Division of R4,937 million were approximately 5% higher than for the March 2016 quarter with unit costs 6% higher at R896/t milled. All-in sustaining cost (AISC) increased by 9% from R454,282/kg to R493,862/kg mainly as a result of the decrease in gold produced.

Kloof posted a strong performance as production increased by 1% to 3,201kg (102,900oz). A decision to mill current waste with the mined ore to improve efficiency and reduce unit costs resulted in a 15% increase in mill throughput to 506,000t, and a corresponding 12% decline in the average yield to 6.33g/t. An opportunity to utilise excess capacity at Ezulwini and Cooke plants with Kloof surface material resulted in surface throughput increasing by 37%. Production declined 5% however due to the processing of lower grade feed material at the Kloof rock dump.

At Beatrix, underground gold production increased by 1% to 2,176kg (70,000oz). This was due to an increase in volume from Beatrix 1 shaft and an increase in grade at Beatrix 4 shaft. Gold production from the surface operations decreased by 9% to 109kg (3,500oz) due to lower volumes from SRDs which were preferentially replaced with underground ore. Surface throughput decreased by 21% to 336,000t. The yield from the surface operations increased from 0.28g/t to 0.32g/t.

Underground production at Driefontein for the March 2017 quarter, at 3,038kg (97,700oz) was 8% lower than for the comparable period in 2016, mainly as a result of lower production from 5 and 6 shafts. Higher grade areas at 6 shaft will only return to production in July 2017 due to a seismic event that occurred during the March 2017 quarter. Ore milled was 1% lower at 531,000t. Gold production from surface sources decreased by 2% to 474kg (15,200oz) due to lower SRD grade and volume. Management at Driefontein has been strengthened through the appointment of Koos Barnard as an additional VP at the Driefontein Operations. Koos has over 30 years mining experience in the South African gold industry, nine of those with Gold Fields as well as after its unbundling, with Sibanye Gold for two years. Prior to that Koos occupied various roles at Anglo Gold and Durban Roodepoort Deep. We are pleased to welcome Koos back to Sibanye where we are certain his experience will be invaluable.

Underground production at Cooke of 701kg (22,500oz) was 48% lower than for the comparable period in 2016, primarily due to the cessation of production at Cooke 4, which produced 409kg (13,100oz) for the March 2016 quarter. The Cooke 3 grout plant was commissioned at the end of Q1 which should allow extraction of higher grade mining areas in future. Lower underground volumes were supplemented with surface material where possible, resulting in production from surface increasing by 10% to 192kg (6,200oz) for the quarter. The surface yields increased by 18% to 0.20g/t.

The continuous operational underperformance of Beatrix 4 shaft and the Cooke underground operations is currently under review.

We are pleased to report the appointment of William Taylor as Chief Operating Officer for the Gold Division. William has extensive mining experience in both the Gold and Platinum industries. He spent close to 17 years at Anglo American Platinum, most recently in the role of Senior General Manager at Amandelbult and prior to that, nearly 15 years in the Gold Mining industry at, amongst others, Harmony and Durban Roodepoort Deep. William's appointment will substantially strengthen the Gold Division management team.

## PLATINUM DIVISION

The Platinum Division delivered attributable PGM production of 286,716oz (4E) for the March 2017 quarter in line with planned levels. The operating cost was R11,128/4Eoz (US$842/4Eoz) resulting in an operating margin of 8% for the period. The PGM basket price for the quarter was R12,109/4Eoz (US$917/4Eoz). The Platinum Division recorded an operating profit of R243 million (US$18 million) for the first quarter of 2017, excluding the equity accounted attributable operating profit of R119 million (US$9 million) from Mimosa.

Despite the noted volatility in rand PGM prices during the quarter, and after taking into account the revenue contribution from base metals and chrome, Kroondal, Platinum Mile and Rustenburg delivered attributable operating profits of R77 million, R15 million and R122 million respectively during the quarter. This equated to a quarterly operating profit margin of 12%, 35% and 5% respectively for each operation.

Mimosa and Platinum Mile continue to deliver solid results, with Rustenburg continuing its positive turnaround and Kroondal operating to guidance. Operating costs at Kroondal and Mimosa for the March 2017 quarter amounted to R10,430/4Eoz (US$790/4Eoz) and R8,921/4Eoz (US$675/4Eoz), respectively. Platinum Mile's operating cost of R6,470/4Eoz (US$490/4Eoz) resulted in an operating margin of 35%.

The integration of the Rustenburg operation is progressing well. The Sibanye operating model has been implemented across the Division and positive operating and financial performance momentum has already been noted. There has been a real 12% reduction in Rustenburg's unit operating costs since Sibanye took control of the operation on 1 November 2016.

R400 million in synergies is anticipated to be realised by year end. The Section 189 process announced on 26 January 2017, arising from the consolidation of Aquarius and the Rustenburg Operations into Sibanye, is ongoing.

## STRATEGIC UPDATE

On 25 May 2017 Sibanye and Stillwater shareholders overwhelmingly approved the acquisition of Stillwater by Sibanye. All resolutions at the Sibanye General Meeting of shareholders were passed by a majority of approximately 82% of shareholders voting. This strong support from shareholders as well as the financial support in the Transaction already shown by some of the largest financial institutions in the world, is a significant vote of confidence in the strategic rational and value that Sibanye is confident it will deliver for all stakeholders through this transaction.

While this transaction is significantly value accretive, even assuming relatively conservative commodity price assumptions, with earnings and cash flows enhanced as the Blitz project ramps up, Sibanye believes that supply and demand fundamentals across the PGM suite are positive and imply potential value upside. We expect sustained and material supply deficits across the PGMs over the long term, with palladium likely to move into significant deficits first, supported by continued growth in gasoline light passenger vehicle sales globally. Despite a likely decline in global diesel penetration rates, led by a structural change in the make-up of the European car market, we forecast a relatively balanced platinum market for the remainder of this decade, followed by deficits thereafter, driven by declining supply from South Africa. An industry wide decrease in stay-in-business capital over the last decade to unsustainable levels, is likely to result in lower primary platinum supply from South Africa, in our opinion. The outlook for Rhodium is similar, moving from a balanced market to long-term deficits early next decade. The resultant drawdown from above ground inventories will drive the PGM basket prices higher to more sustainable levels post 2018 in our view.

The Stillwater acquisition follows the acquisitions of Aquarius and Rustenburg in 2016. Both of these acquisitions represented low cost entries into the PGM sector and importantly, through the realisation of cost and operating synergies, offered significant potential to enhance value, as is already evident in the Platinum Division results presented for the March 2017 quarter.

Stillwater, located in Montana in the United States, owns the highest grade PGM mines in the world and is the lowest cost PGM producer (on an All-in Sustaining Cost basis which includes sustaining capital expenditure requirements). The company is also the only PGM Company, through the brownfields Blitz project, that is able to substantially grow production at a low point in the commodity price cycle, financed entirely through internal cash flow. The high quality Stillwater assets, including a world class recycling facility, combined with Sibanye's unique geographically diversified PGM operating base and the fact that Stillwater is the only primary palladium producer in the world, strategically positions Sibanye as an exclusive investment case.

This transformative transaction uniquely positions Sibanye as a global precious metals company with a unique mix of commodities. Sibanye is now the third largest producer of palladium (and only primary producer of palladium) and the third largest producer of platinum in the world and also features in the top ten global gold companies.

While the Company still perceives a potential for further value accretive growth through consolidation of the PGM Sector, despite continued engagement with Government, the regulatory environment in South Africa is becoming increasingly uncertain and recent political events have added significant economic volatility, complicating investment decisions, particularly capital intensive investments, with long lead times, such as in the mining industry. The group remains focused on delivering superior value to all stakeholders but until there is more clarity on the investment and regulatory environment in South Africa, decisions to commit to long term growth projects in South Africa are difficult.

## OUTLOOK

Guidance provided for the Gold and Platinum Divisions remains unchanged for the year. Gold production guidance for the year ending 31 December 2017 is between 47,000kg and 48,000kg (1.51 to 1.54Moz), with total cash cost between R385,000/kg and R395,000/kg (US$890/oz and US$910/oz) and AISC of between R470,000/kg and R480,000/kg (US$1,080/oz and US$1,105/oz). Total capital expenditure for 2017, including Burnstone, is currently planned at approximately R4.0 billion (US$300 million).

Guidance for 4E PGM production from the Platinum Division is between 1.05Moz and 1.10Moz. Operating cost guidance for the division remains between R11,150/4Eoz and R11,450/4Eoz, with attributable capital expenditure planned at R900 million (US$67 million). The dollar costs are based on an average exchange rate of R13.50/US$.

**Neal Froneman**
**Chief Executive Officer**
4 May 2017

# SALIENT FEATURES AND COST BENCHMARKS

| | Unit | Quarter | Total Mines | | | Driefontein | | Kloof | | Beatrix | | Cooke | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Total | Under-ground | Surface | Under-ground | Surface | Under-ground | Surface | Under-ground | Surface | Under-ground | Surface |
| **SALIENT FEATURES AND COST BENCHMARKS** | | | | | | | | | | | | | |
| **Gold Division** | | | | | | | | | | | | | |
| **Production** | | | | | | | | | | | | | |
| Tonnes milled/treated | 000't | **Mar 2017** | **4,858** | **1,852** | **3,006** | **531** | **845** | **506** | **813** | **621** | **336** | **194** | **1,012** |
| | | Dec 2016 | 4,936 | 1,952 | 2,984 | 516 | 919 | 517 | 789 | 701 | 361 | 218 | 915 |
| | | Mar 2016 | 4,978 | 1,975 | 3,003 | 537 | 953 | 441 | 593 | 656 | 425 | 341 | 1,032 |
| Yield | g/t | **Mar 2017** | **2.11** | **4.92** | **0.38** | **5.72** | **0.56** | **6.33** | **0.46** | **3.50** | **0.32** | **3.61** | **0.19** |
| | | Dec 2016 | 2.41 | 5.48 | 0.40 | 7.25 | 0.54 | 6.66 | 0.51 | 3.62 | 0.30 | 4.50 | 0.22 |
| | | Mar 2016 | 2.25 | 5.06 | 0.41 | 6.18 | 0.57 | 7.17 | 0.66 | 3.28 | 0.28 | 3.99 | 0.17 |
| Gold produced | kg | **Mar 2017** | **10,266** | **9,116** | **1,150** | **3,038** | **474** | **3,201** | **375** | **2,176** | **109** | **701** | **192** |
| | | Dec 2016 | 11,908 | 10,703 | 1,205 | 3,740 | 499 | 3,445 | 399 | 2,537 | 107 | 981 | 200 |
| | | Mar 2016 | 11,221 | 9,991 | 1,230 | 3,318 | 541 | 3,163 | 394 | 2,149 | 120 | 1,361 | 175 |
| | 000'oz | **Mar 2017** | **330.1** | **293.1** | **37.0** | **97.7** | **15.2** | **102.9** | **12.1** | **70.0** | **3.5** | **22.5** | **6.2** |
| | | Dec 2016 | 382.9 | 344.3 | 38.8 | 120.3 | 16.0 | 110.8 | 12.8 | 81.5 | 3.5 | 31.5 | 6.5 |
| | | Mar 2016 | 360.8 | 321.2 | 39.6 | 106.7 | 17.4 | 101.7 | 12.7 | 69.1 | 3.9 | 43.7 | 5.6 |
| Gold sold | kg | **Mar 2017** | **10,395** | **9,234** | **1, 161** | **3,122** | **474** | **3,235** | **375** | **2,176** | **109** | **701** | **203** |
| | | Dec 2016 | 11,779 | 10,585 | 1,194 | 3,656 | 499 | 3,411 | 399 | 2,537 | 107 | 981 | 189 |
| | | Mar 2016 | 11,221 | 9,991 | 1,230 | 3,318 | 541 | 3,163 | 394 | 2,149 | 120 | 1,361 | 175 |
| | 000'oz | **Mar 2017** | **334.2** | **296.9** | **37.3** | **100.4** | **15.2** | **104.0** | **12.1** | **70.0** | **3.5** | **22.5** | **6.5** |
| | | Dec 2016 | 378.6 | 340.2 | 38.4 | 117.5 | 16.0 | 109.7 | 12.8 | 81.5 | 3.5 | 31.5 | 6.1 |
| | | Mar 2016 | 360.8 | 321.2 | 39.6 | 106.7 | 17.4 | 101.7 | 12.7 | 69.1 | 3.9 | 43.7 | 5.6 |
| **Price and costs** | | | | | | | | | | | | | |
| Gold price received | R/kg | **Mar 2017** | **515,998** | | | **515,406** | | **515,263** | | **516,674** | | **519,580** | |
| | | Dec 2016 | 541,082 | | | 540,842 | | 539,790 | | 540,998 | | 570,000 | |
| | | Mar 2016 | 600,267 | | | 601,555 | | 599,353 | | 602,556 | | 595,768 | |
| | US$/oz | **Mar 2017** | **1,215** | | | **1,214** | | **1,213** | | **1,217** | | **1,223** | |
| | | Dec 2016 | 1,212 | | | 1,212 | | 1,209 | | 1,212 | | 1,277 | |
| | | Mar 2016 | 1,182 | | | 1,185 | | 1,181 | | 1,187 | | 1,174 | |
| Operating cost | R/t | **Mar 2017** | **896** | **2,113** | **147** | **2,538** | **200** | **2,375** | **182** | **1,461** | **130** | **2,352** | **80** |
| | | Dec 2016 | 833 | 1,893 | 140 | 2,312 | 189 | 2,090 | 147 | 1,324 | 109 | 2,265 | 96 |
| | | Mar 2016 | 845 | 1,932 | 129 | 2,211 | 168 | 2,592 | 163 | 1,262 | 118 | 1,930 | 79 |
| Operating margin | % | **Mar 2017** | **18** | **17** | **26** | **15** | **31** | **27** | **23** | **19** | **22** | **(25)** | **19** |
| | | Dec 2016 | 36 | 36 | 36 | 41 | 35 | 42 | 46 | 32 | 31 | 13 | 18 |
| | | Mar 2016 | 38 | 36 | 47 | 41 | 51 | 40 | 59 | 36 | 30 | 19 | 22 |
| Total cash cost[1] | R/kg | **Mar 2017** | **421,308** | | | **426,446** | | **376,814** | | **414,967** | | **594,690** | |
| | | Dec 2016 | 346,439 | | | 324,260 | | 310,630 | | 368,684 | | 491,538 | |
| | | Mar 2016 | 385,117 | | | 361,907 | | 360,866 | | 397,708 | | 481,120 | |
| | US$/oz | **Mar 2017** | **992** | | | **1,004** | | **887** | | **977** | | **1,400** | |
| | | Dec 2016 | 776 | | | 726 | | 696 | | 826 | | 1,101 | |
| | | Mar 2016 | 759 | | | 713 | | 711 | | 783 | | 948 | |
| All-in sustaining cost[2] | R/kg | **Mar 2017** | **493,872** | | | **497,831** | | **450,859** | | **486,871** | | **666,150** | |
| | | Dec 2016 | 427,091 | | | 393,333 | | 409,843 | | 445,045 | | 562,308 | |
| | | Mar 2016 | 454,282 | | | 421,845 | | 435,001 | | 463,729 | | 535,156 | |
| | US$/oz | **Mar 2017** | **1,163** | | | **1,172** | | **1,062** | | **1,146** | | **1,568** | |
| | | Dec 2016 | 957 | | | 881 | | 918 | | 997 | | 1,260 | |
| | | Mar 2016 | 895 | | | 831 | | 857 | | 913 | | 1,054 | |
| All-in sustaining margin | % | **Mar 2017** | **4** | | | **3** | | **12** | | **6** | | **(28)** | |
| | | Dec 2016 | 21 | | | 27 | | 24 | | 17 | | 1 | |
| | | Mar 2016 | 24 | | | 30 | | 27 | | 23 | | 10 | |
| **Capital expenditure** | | | | | | | | | | | | | |
| Total capital expenditure[3] | Rm | **Mar 2017** | **806.5** | | | **259.8** | | **264.8** | | **143.8** | | **43.6** | |
| | | Dec 2016 | 1,106.9 | | | 297.1 | | 399.1 | | 176.4 | | 65.9 | |
| | | Mar 2016 | 739.0 | | | 219.7 | | 241.4 | | 130.6 | | 56.4 | |
| | US$m | **Mar 2017** | **61.1** | | | **19.7** | | **20.0** | | **10.9** | | **3.3** | |
| | | Dec 2016 | 79.7 | | | 21.4 | | 28.8 | | 12.7 | | 4.7 | |
| | | Mar 2016 | 46.8 | | | 13.9 | | 15.3 | | 8.3 | | 3.6 | |

*Average exchange rates for the quarters ended 31 March 2017, 31 December 2016 and 31 March 2016 were R13.21/US$, R13.88/US$ and R15.79/US$, respectively.*
*Figures may not add as they are rounded independently.*
[1] *Total cash cost is calculated in accordance with the Gold Institute Industry Standard as cost of sales as recorded in profit or loss, less amortisation and depreciation and off-site (i.e. central) general and administrative expenses (including head office costs) plus royalties and production taxes. Total cash cost per kilogram is defined as the average cost of producing a kilogram of gold, calculated by dividing the total cash cost in a period by the total gold sold over the same period.*
[2] *All-in sustaining cost is defined as production costs plus all costs relating to sustaining current production and sustaining capital expenditure, and includes (but not limited to) operating costs, share based payments, royalties, rehabilitation costs and sustaining capital expenditure.*
[3] *Corporate project expenditure for the quarters ended 31 March 2017, 31 December 2016 and 31 March 2016 amounted to R94.5 million (US$7.2 million), R168.4 million (US$12.1 million), and R90.9 million (US$5.7 million), respectively. The majority of this expenditure was on our Burnstone project.*

# SALIENT FEATURES AND COST BENCHMARKS

| | Unit | Quarter | Total Mines | | | Kroondal | Mimosa | Plat Mile | Rustenburg | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Total | Under-ground | Surface | Attributable | Attributable | Surface | Under-ground | Surface |
| **SALIENT FEATURES AND COST BENCHMARKS** | | | | | | | | | | |
| **Platinum Division − attributable** | | | | | | | | | | |
| **Production[1]** | | | | | | | | | | |
| Tonnes milled/treated | 000't | **Mar 2017** | **6,563** | **2,904** | **3,659** | **888** | **335** | **2,121** | **1,681** | **1,538** |
| | | Dec 2016 | 5,808 | 2,448 | 3,360 | 904 | 340 | 2,366 | 1,204 | 994 |
| Plant head grade | g/t | **Mar 2017** | **2.10** | **3.29** | **1.15** | **2.41** | **3.58** | **0.69** | **3.69** | **1.79** |
| | | Dec 2016 | 1.88 | 3.20 | 0.92 | 2.44 | 3.61 | 0.67 | 3.65 | 1.53 |
| Plant recoveries | % | **Mar 2017** | **64.76** | **82.36** | **25.01** | **81.40** | **77.72** | **9.16** | **83.59** | **33.46** |
| | | Dec 2016 | 66.37 | 82.93 | 24.66 | 82.29 | 78.28 | 12.38 | 84.54 | 37.42 |
| Yield | g/t | **Mar 2017** | **1.36** | **2.71** | **0.29** | **1.97** | **2.78** | **0.06** | **3.09** | **0.60** |
| | | Dec 2016 | 1.25 | 2.65 | 0.23 | 2.00 | 2.82 | 0.08 | 3.09 | 0.57 |
| PGM 4E production[2] | 4Eoz | **Mar 2017** | **286,716** | **252,737** | **33,979** | **56,106** | **29,975** | **4,328** | **166,656** | **29,651** |
| | | Dec 2016 | 233,199 | 208,586 | 24,613 | 58,252 | 30,863 | 6,297 | 119,471 | 18,316 |
| **Price and unit costs[3]** | | | | | | | | | | |
| Average PGM 4E basket price[4] | R/4Eoz | **Mar 2017** | **12,109** | **12,198** | **11,525** | **12,062** | **12,085** | **12,028** | **12,243** | **11,451** |
| | | Dec 2016 | 11,900 | 11,872 | 12,133 | 11,688 | 12,228 | 11,754 | 11,870 | 12,263 |
| | US$/4Eoz | **Mar 2017** | **917** | **923** | **872** | **913** | **915** | **911** | **927** | **867** |
| | | Dec 2016 | 857 | 855 | 874 | 842 | 881 | 847 | 855 | 883 |
| Operating cost | R/t | **Mar 2017** | **459** | **1,040** | **51** | **659** | **798** | **13** | **1,241** | **103** |
| | | Dec 2016 | 424 | 945 | 45 | 604 | 917 | 11 | 1,209 | 128 |
| | US$/t | **Mar 2017** | **35** | **79** | **4** | **50** | **60** | **1** | **94** | **8** |
| | | Dec 2016 | 31 | 68 | 3 | 44 | 66 | 1 | 87 | 9 |
| Operating margin | % | **Mar 2017** | **8** | **2** | **52** | **12** | **31** | **35** | **(2)** | **54** |
| | | Dec 2016 | 8 | 5 | 36 | 7 | 19 | 47 | 1 | 33 |
| Operating cost[5] | R/4Eoz | **Mar 2017** | **11,128** | **11,991** | **5,471** | **10,430** | **8,921** | **6,470** | **12,516** | **5,325** |
| | | Dec 2016 | 10,571 | 11,090 | 6,176 | 9,368 | 10,103 | 4,002 | 12,185 | 6,923 |
| | US$/4Eoz | **Mar 2017** | **842** | **908** | **414** | **790** | **675** | **490** | **947** | **403** |
| | | Dec 2016 | 762 | 799 | 445 | 675 | 728 | 288 | 878 | 499 |
| Total cash cost[6] | R/4Eoz | **Mar 2017** | **11,026** | | | **10,166** | **9,598** | **6,470** | **11,371** | |
| | US$/4Eoz | **Mar 2017** | **835** | | | **770** | **727** | **490** | **861** | |
| **Capital expenditure** | | | | | | | | | | |
| Total capital expenditure | Rm | **Mar 2017** | **175.5** | **173.9** | **1.6** | **23.7** | **55.3** | **1.6** | **94.9** | **-** |
| | | Dec 2016 | 269.3 | 269.1 | 0.2 | 67.0 | 53.4 | 0.2 | 148.7 | - |
| | US$m | **Mar 2017** | **13.3** | **13.2** | **0.1** | **1.8** | **4.2** | **0.1** | **7.2** | **-** |
| | | Dec 2016 | 19.3 | 19.3 | - | 4.8 | 3.8 | - | 10.7 | - |

*Average exchange rates for the quarters ended 31 March 2017, 31 December 2016 and 31 March 2016 were R13.21/US$, R13.88/US$ and R15.79/US$, respectively.*
*Figures may not add as they are rounded independently.*
[1] *Platinum Division includes the attributable operations of Kroondal (50%), Mimosa (50%), Platinum Mile surface operation and Rustenburg since acquisition on 1 November 2016.*
[2] *Production per product – see prill split in the table below.*
[3] *The total Platinum Division price and unit costs exclude the financial results of Mimosa, which are equity accounted and excluded from net operating profit.*
[4] *4E PGM revenue per ounce, prior to a purchase of concentrate adjustment.*
[5] *Operating costs are all mining related costs calculated as costs of sales before amortisation and depreciation.*
[6] *Total cash cost is calculated in accordance with the Gold Institution industry standard as costs of sales as recorded in profit or loss, less amortisation and depreciation and off-site (i.e. central) general and administrative expenses (including head office costs) plus royalties and production taxes. Total cash costs per 4E ounce is defined as the average cost of producing a 4E ounce, calculated by dividing the total cash cost in a period by the PGM 4E produced over the same period.*

**Prill split**

| | Quarter ended | | | |
|---|---|---|---|---|
| | Mar 2017 | | Dec 2016 | |
| | 4Eoz | % | 4Eoz | % |
| Platinum | 168,080 | 59 | 134,836 | 58 |
| Palladium | 88,654 | 31 | 73,437 | 32 |
| Rhodium | 20,006 | 7 | 19,457 | 8 |
| Gold | 9,976 | 3 | 5,469 | 2 |
| PGM 4E production | 286,716 | 100 | 233,199 | 100 |
| Ruthenium | 37,642 | | 30,804 | |
| Iridium | 8,780 | | 7,047 | |
| Total | 333,138 | | 271,050 | |

# DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

| QUARTER ENDED | | 31 March 2017 | | | 31 December 2016 | | | 31 March 2016 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | REEF | CARBON LEADER | MAIN | VCR | CARBON LEADER | MAIN | VCR | CARBON LEADER | MAIN | VCR |
| **Gold Division** | | | | | | | | | | |
| **Driefontein** | Unit | | | | | | | | | |
| Advanced | (m) | **1,309** | **844** | **802** | 1,512 | 974 | 845 | 1,653 | 702 | 1,307 |
| Advanced on reef | (m) | **165** | **255** | **151** | 237 | 378 | 131 | 214 | 173 | 135 |
| Channel width | (cm) | **63** | **69** | **94** | 36 | 50 | 116 | 81 | 53 | 52 |
| Average value | (g/t) | **16.6** | **9.5** | **34.5** | 33.8 | 11.6 | 27.2 | 14.0 | 9.6 | 58.5 |
| | (cm.g/t) | **1,049** | **660** | **3,242** | 1,218 | 578 | 3,141 | 1,139 | 509 | 3,062 |

| QUARTER ENDED | | 31 March 2017 | | | | 31 December 2016 | | | | 31 March 2016 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | REEF | KLOOF | MAIN | LIBANON | VCR | KLOOF | MAIN | LIBANON | VCR | KLOOF | MAIN | LIBANON | VCR |
| **Gold Division** | | | | | | | | | | | | | |
| **Kloof** | Unit | | | | | | | | | | | | |
| Advanced | (m) | **779** | **441** | **219** | **1,816** | 681 | 768 | 170 | 2,425 | 2,240 | 723 | 666 | 87 |
| Advanced on reef | (m) | **167** | **42** | **62** | **243** | 206 | 69 | - | 454 | 520 | 210 | 144 | 10 |
| Channel width | (cm) | **169** | **36** | **138** | **91** | 115 | 48 | - | 102 | 117 | 173 | 133 | 138 |
| Average value | (g/t) | **5.6** | **23.4** | **5.9** | **18.1** | 11.6 | 18.9 | - | 25.4 | 21.6 | 9.0 | 5.1 | 6.8 |
| | (cm.g/t) | **945** | **834** | **816** | **1,656** | 1,331 | 907 | - | 2,584 | 2,530 | 1,563 | 682 | 932 |

| QUARTER ENDED | | 31 March 2017 | | 31 December 2016 | | 31 March 2016 | |
|---|---|---|---|---|---|---|---|
| | REEF | BEATRIX | KALKOENKRANS | BEATRIX | KALKOENKRANS | BEATRIX | KALKOENKRANS |
| **Gold Division** | | | | | | | |
| **Beatrix** | Unit | | | | | | |
| Advanced | (m) | **3,698** | **476** | 4,613 | 723 | 4,176 | 947 |
| Advanced on reef | (m) | **806** | **60** | 1,289 | 138 | 1,358 | 249 |
| Channel width | (cm) | **156** | **90** | 145 | 102 | 115 | 126 |
| Average value | (g/t) | **5.7** | **22.7** | 5.9 | 13.3 | 8.1 | 11.7 |
| | (cm.g/t) | **889** | **2,034** | 861 | 1,361 | 938 | 1,470 |

| QUARTER ENDED | | 31 March 2017 | | | | 31 December 2016 | | | | 31 March 2016 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | REEF | VCR | ELSBURGS REEFS | ELSBURG MASSIVES | KIMBERLEY REEFS | VCR | ELSBURGS REEFS | ELSBURG MASSIVES | KIMBERLEY REEFS | VCR | ELSBURGS REEFS | ELSBURG MASSIVES | KIMBERLEY REEFS |
| **Gold Division** | | | | | | | | | | | | | |
| **Cooke** | Unit | | | | | | | | | | | | |
| Advanced | (m) | **145** | **717** | **-** | **177** | 203 | 831 | - | 184 | 379 | 1,675 | 104 | 146 |
| Advanced on reef | (m) | **59** | **139** | **-** | **38** | 45 | 142 | - | 27 | 211 | 618 | 69 | 44 |
| Channel width | (cm) | **44** | **116** | **-** | **129** | 73 | 88 | - | 119 | 281 | 250 | 343 | 205 |
| Average value | (g/t) | **8.5** | **8.4** | **-** | **4.9** | 5.4 | 10.6 | - | 4.7 | 2.2 | 4.1 | 5.2 | 3.2 |
| | (cm.g/t) | **373** | **974** | **-** | **631** | 392 | 933 | - | 559 | 622 | 1,037 | 1,784 | 665 |

| QUARTER ENDED | | 31 March 2017 | | | | | 31 December 2016 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | REEF | KOPANENG | SIMUNYE | BAMBANANI | KWEZI | K6 | KOPANENG | SIMUNYE | BAMBANANI | KWEZI | K6 |
| **Platinum Division** | | | | | | | | | | | |
| **Kroondal**[1] | Unit | | | | | | | | | | |
| Advanced | (m) | **323** | **559** | **737** | **1.118** | **682** | 701 | 552 | 1,160 | 767 | 974 |
| Advanced on reef | (m) | **221** | **559** | **558** | **917** | **682** | 300 | 477 | 294 | 694 | 971 |
| Channel width | (cm) | **131** | **209** | **111** | **92** | **196** | 102 | 183 | 45 | 104 | 193 |
| Height | (cm) | **255** | **253** | **227** | **237** | **247** | 260 | 244 | 224 | 240 | 254 |
| Average value | (g/t) | **1.53** | **2.51** | **2** | **2.08** | **2.46** | 1.26 | 2.16 | 0.81 | 2.45 | 2.46 |
| | (cm.g/t) | **390** | **635** | **453** | **494** | **607** | 326 | 528 | 182 | 587 | 627 |

| QUARTER ENDED | | 31 March 2017 | | | | 31 December 2016 | | | |
|---|---|---|---|---|---|---|---|---|---|
| | REEF | BATHOPELE | THEMBELANI | KHUSELEKA | SIPHUMELELE | BATHOPELE | THEMBELANI | KHUSELEKA | SIPHUMELELE |
| **Platinum Division** | | | | | | | | | |
| **Rustenburg**[2] | Unit | | | | | | | | |
| Advanced | (m) | **334** | **1,369** | **1,178** | **1,113** | 190 | 1,387 | 1,254 | 1,291 |
| Advanced on reef | (m) | **334** | **611** | **306** | **270** | 190 | 445 | 236 | 305 |
| Height | (cm) | **198** | **117** | **116** | **117** | 219 | 119 | 117 | 122 |
| Average value | (g/t) | **2.58** | **1.86** | **2.14** | **1.93** | 2.61 | 4.06 | 4.14 | 5.55 |
| | (cm.g/t) | **511** | **218** | **248** | **225** | 570 | 483 | 485 | 677 |

[1] Kroondal development data since acquisition date on 12 April 2016
[2] Rustenburg development data since acquisition on 1 November 2016

# ADMINISTRATION AND CORPORATE INFORMATION

## SIBANYE GOLD LIMITED

Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN: ZAE E000173951

## LISTINGS

JSE: SGL
NYSE: SBGL

## WEBSITE

www.sibanyegold.co.za

## REGISTERED OFFICE

Libanon Business Park
1 Hospital Street (Off Cedar Ave)
Libanon
Westonaria 1780
South Africa

Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863

## INVESTOR ENQUIRIES

James Wellsted
Senior Vice President:
Investor Relations
Sibanye Gold Limited
Tel: +27 83 453 4014
      +27 11 278 9656
Email: james.wellsted@sibanyegold.co.za

## CORPORATE SECRETARY

Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
Email: cain.farrel@sibanyegold.co.za

## DIRECTORS

Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan#
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Susan van der Merwe[1]
Jerry Vilakazi*
Jiyu Yuan#
*Independent non-executive*
#*Non-independent non-executive*

## JSE SPONSOR

**JP Morgan Equities South Africa Proprietary Limited**
(Registration number : 1995/011815/07)
1 Fricker Road
Illovo
Johannesburg 2196
South Africa

Private Bag X9936
Sandton 2196
South Africa

## OFFICE OF THE UNITED KINGDOM SECRETARIES

**LONDON**
**St James's Corporate Services Limited**
Suite 31
Second Floor
107 Cheapside
London EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

## AUDITORS

KPMG Inc.
KPMG Crescent
85 Empire Road
Parktown 2193
Johannesburg
South Africa
Tel: +27 11 647 7111

## AMERICAN DEPOSITORY

**RECEIPTS TRANSFER AGENT**
**BNY Mellon Shareowner Services**
PO Box 358516
Pittsburgh
PA15252-8516
US toll-free: +1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@bnymellon.com

Tatyana Vesselovskaya
Relationship Manager
BNY Mellon
Depositary Receipts
Direct Line: +1 212 815 2867
Mobile: +1 203 609 5159
Fax: +1 212 571 3050
Email: tatyana.vesselovskaya@bnymellon.com

## TRANSFER SECRETARIES

**SOUTH AFRICA**
**Computershare Investor Services Proprietary Limited**
Rosebank Towers
15 Biermann Avenue
Rosebank 2196

PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

## TRANSFER SECRETARIES

**UNITED KINGDOM**
**Capita Asset Services**
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel:  0871 664 0300
      (calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri) or
+44 20 8639 3399 (from overseas)
Fax: +44 20 8658 3430
Email: ssd@capitaregistrars.com

# FORWARD LOOKING STATEMENTS

This document includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "would", "expect", "anticipate", "plans", "potential", "can", "may" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, expected timings of the Stillwater transaction (including completion) (the Transaction), potential Transaction benefits (including statements regarding growth and cost savings) or information related to the Blitz Project, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Sibanye Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye's estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses; Sibanye's or Stillwater's ability to complete the Transaction; the inability to complete the Transaction due to failure complete any conditions; Sibanye's ability to achieve anticipated efficiencies and other cost savings in connection with the Transaction; the success of Sibanye's business strategy and changes thereto, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals (PGMs) and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans' in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. Further details of potential risks and uncertainties affecting Sibanye are described in Sibanye's filings with the JSE and the SEC, including in Sibanye's Integrated Annual Report 2016 and Annual Report on Form 20-F, for the fiscal year ended 31 December 2016. These forward-looking statements speak only as of the date of this document.

The Sibanye Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

## ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute the solicitation of any vote, proxy or approval. In connection with the Transaction, Sibanye has posted to its shareholders a JSE Limited (JSE) Category 1 circular and Stillwater has filed with the Securities and Exchange Commission (the SEC) relevant materials, including a proxy statement. The JSE Category 1 circular and other relevant documents have been sent or otherwise disseminated to Sibanye's shareholders and contain important information about the Transaction and related matters. SHAREHOLDERS OF SIBANYE ARE ADVISED TO READ THE JSE CATEGORY 1 CIRCULAR AND OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. The proxy statement and other relevant documents have been sent or otherwise disseminated to Stillwater's shareholders and contain important information about the Transaction and related matters. SHAREHOLDERS OF STILLWATER ARE ADVISED TO READ THE PROXY STATEMENT THAT HAS BEEN FILED AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Sibanye shareholders may obtain free copies of the JSE Category 1 circular by going to Sibanye's website at www.sibanyegold.co.za. The proxy statement and other relevant documents may also be obtained, free of charge, on the SEC's website (http://www.sec.gov). Stillwater shareholders may obtain free copies of the proxy statement from Stillwater by going to Stillwater's website at http://stillwatermining.com/.

## PARTICIPANTS IN THE SOLICITATION

Sibanye, Stillwater and their respective directors and officers may be deemed participants in the solicitation of proxies of Sibanye's and Stillwater's respective shareholders in connection with the Transaction. Sibanye's shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sibanye in Sibanye's Annual Report on Form 20-F, for the fiscal year ended 31 December 2016, which was filed with the SEC on 7 April 2017. Stillwater's shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Stillwater in Stillwater's Annual Report on Form 10-K for the fiscal year ended 31 December 2016, which was filed with the SEC on 16 February 2017. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Transaction is included in the proxy statement that Stillwater has filed with the SEC.

## NO OFFER OR SOLICITATION

This document is for informational purposes only and does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction. Any securities referred to herein that are being offered outside of the United States have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements. The public offering of securities currently intended by the issuer to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company, its management and financial statements.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 4, 2017

By:        /s/ Charl Keyter

Name:    Charl Keyter
Title:      Chief Financial Officer